UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August 2022
Commission File Number:
001-39131

LIMINAL BIOSCIENCES INC.
(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300
Laval, Québec
H7V 4B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
☒  Form 20-F    ☐  Form
40-F
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
This Report on Form
6-K
(the “Report”) and Exhibits 99.2 and 99.3 to this Report are hereby expressly incorporated by reference into the registrant’s registration statements on Form
F-3
(File nos.
333-251055,
333-245703
and
333-251065)
filed with the Securities and Exchange Commission on December 1, 2020, December 2, 2020 and December 2, 2020, respectively, and the registration statement on Form
S-8
(File no.
333-235692)
filed with the Securities and Exchange Commission on December 23, 2019.
EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 9, 2022

99.2	Management’s Discussion & Analysis Q2 2022

99.3	Condensed Interim Consolidated Financial Statements Q2 2022

99.4	Certification of Interim Filings Q2 2022 – CEO

99.5	Certification of Interim Filings Q2 2022 – CFO

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: August 9 , 2022	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer